FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brasil, November 4, 2008 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD), announces its results for the third quarter of 2008. The Company’s operating and financial information is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law, and all comparisons are with the third quarter of 2007 (3Q07), except where stated otherwise.

EBITDA and net income grow by 50% and 138%
year on year, respectively

  Gross sales totaled R$ 5,055.6 million and net sales came to R$ 4,407.0, respective year-on- year growth of 22.4% and 26.0%.

  In the same-store concept, gross sales moved up by 10.3% and net sales by 13.6%. Year-to- date sales growth outpaced inflation by 2.1%.

  Still in the same-store concept, sales of non- food products grew by 16.1% in the quarter, while sales of food products increased by 8.5%.

  Total operating expenses were another quarterly highlight, recording a year-on-year reduction of 300 basis points (bps) as a percentage of net sales.

  EBITDA moved up by 49.9% year-on-year, reaching R$ 357.2 million, accompanied by an EBITDA margin of 8.1%. As a result, the year-to-date EBITDA margin came to 7.5%, in line with the 2008 guidance.

  Sendas Distribuidora recorded year-on-year EBITDA growth of 141.5%, while its margin improved to 8.0%, the best performance since the partnership began in 2004.

  Assai’s EBITDA came to R$ 15.1 million in the quarter, with a margin of 4.9%.

  The Group posted a 3Q08 net income of R$ 82.5 million, 137.8% up on 3Q07.

Financial and Operating Highlights
(R$ million)(1)	3Q08	3Q07	Chg.	9M08 Pro-forma	9M07	Chg.

Gross Sales	5,055.6	4,131.7	22.4%	14,934.4	12,505.1	19.4%
Net Sales	4,407.0	3,496.5	26.0%	12,890.4	10,574.1	21.9%
Gross Profit	1,189.8	1,003.0	18.6%	3,408.4	2,981.2	14.3%
Gross Margin - %	27.0%	28.7%	-170 bps(2)	26.4%	28.2%	-180 bps(2)
Total Operating Expenses	832.6	764.7	8.9%	2,446.7	2,280.2	7.3%
% of Net Sales	18.9%	21.9%	-300 bps(2)	19.0%	21.6%	-260 bps(2)
EBITDA	357.2	238.3	49.9%	961.7	701.0	37.2%
EBITDA Margin - %	8.1%	6.8%	130 bps(2)	7.5%	6.6%	90 bps(2)
Net Income	82.5	34.7	137.8%	196.3	98.2	99.8%
Net Margin - %	1.9%	1.0%	90 bps(2)	1.5%	0.9%	60 bps(2)
Net Income excluded amortization of goodwill	107.4	63.0	70.6%	270.3	162.0	66.9%

(1) Totals may not tally as the figures are rounded off
(2) basis points

Grupo Pão de Açúcar operates 581 stores in 14 states and the Federal District and recorded gross sales of R$ 17.6 billion in 2007. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delivery) and an extensive distribution network. The Group maintains differentiated consumer service and is strongly positioned in the country’s leading markets.

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

Sales Performance Same-store sales grow by 10.3% in the 3Q08, the best quarterly performance for the last three years

(R$ million)(1)	3Q08	3Q07	Chg.	9M08	9M07	Chg.
Gross Sales	5,055.6	4,131.7	22.4%	14,934.4	12,505.1	19.4%
Net Sales	4,407.0	3,496.5	26.0%	12,890.4	10,574.1	21.9%

(1) Totals may not tally as the figures are rounded off
(2) basis points

Third-quarter gross sales totaled R$ 5,055.6 million, 22.4% up on 3Q07, while net sales increased by 26.0% to R$ 4,407.0 million.

In same-store concept, gross sales recorded an increase of 10.3% and net sales moved up by 13.6%, in both cases outpacing period inflation. Non-food sales grew by 16.1%, led by the electronic products, while food products moved up by 8.5%, also above period inflation.

The same-store performance was due to the Company’s policy of maximizing existing resources, the increase in customer traffic, and the higher average ticket. It is worth noting that only 28 stores were opened in the last 12 months, in line with the Group's strategy of seeking adequate profitability and returns on investments in new and existing stores.

In terms of format, Extra and Extra-Eletro were the best performers, recording growth above the Company average thanks to the performance of the non-food category, and CompreBem, due to its more aggressive positioning relative to competitive pricing.

Another initiative that helped the period sales performance was the Pão de Açúcar Group’s 60th anniversary campaign, which began at the end of August with an innovative format and exclusive offers, including non-food products valid for all stores.

Year-to-date gross sales totaled R$ 14,934.4 million and net sales came to R$ 12,890.4 million, 19.4% and 21.9% up year-on-year, respectively, while same-store sales moved up 7.7%, or 2.1% in real terms (deflated by the IPCA – general consumer price index), above our 2008 guidance.

In addition, Group sales outperformed the industry average recorded by both the IBGE and ABRAS (the Brazilian Supermarket Association).

As of January 2009, Grupo Pão de Açúcar will be publishing a preliminary quarterly sales report to replace the current monthly sales reports. This change in the reporting process is aimed at reducing share price volatility, caused by an excessive focus on short-term sales performance, thereby ensuring a closer alignment between market estimates and the Company’s annual sales growth guidance.

Gross margin reaches 27.0% in the quarter Gross profit moves up 18.6% year-on-year

(R$ million)(1)	3Q08	3Q07	Chg.	9M08	9M07	Chg.
Gross Profit	1,189.8	1,003.0	18.6%	3,408.4	2,981.2	14.3%
Gross Margin - %	27.0%	28.7%	-170 bps(2)	26.4%	28.2%	-180 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The 3Q08 gross margin reached 27.0%, 90 bps up on the 26.1% recorded in 2Q08, mainly due to the quarter-over-quarter improvement in Sendas and Assai’s gross margins. In year-on-year terms, the gross margin declined by 170 bps. Gross profit totaled R$ 1,189.8 million, 18.6% up on 3Q07.

As in 2Q08, the third-quarter gross margin was impacted by the maintenance of competitive prices and the change in the Company’s product mix with a greater sales share of electronics items, which reduced the margin by around 40 bps in year-on-year terms.

In addition, the incorporation of Assai narrowed the margin by 80 bps.

Another significant impact came from the change in the way in which ICMS (state VAT) is collected, especially in the state of Sao Paulo, which reduced the margin by a further 50 bps.

Operating Expenses Reduction of 300 bps in percentage-of-net-revenue terms

(R$ million)(1)	3Q08	3Q07	Chg.	9M08 Pro-forma	9M07	Chg.
Selling Expenses	679.3	617.3	10.1%	1,998.3	1,851.0	8.0%
Gen. Adm. Exp.	125.3	124.7	0.5%	368.3	358.9	2.6%

Operating Exp. (before Taxes and Charges)	804.6	741.9	8.4%	2,366.5	2,209.9	7.1%
% of Net Sales	18.3%	21.2%	-290 bps(2)	18.4%	20.9%	-250 bps(2)
Taxes & Charges	28.0	22.7	23.1%	80.1	70.3	14.0%

Total Operating Expenses	832.6	764.7	8.9%	2,446.6	2,280.2	7.3%
% of Net Sales	18.9%	21.9%	-300 bps(2)	19.0%	21.6%	-260 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

SG&A expenses represented 18.3% of net sales, substantially below the 21.2% recorded in 3Q07. In absolute terms, they totaled R$ 804.6 million, 8.4% up year-on-year. However, if we exclude 3Q07 restructuring expenses of R$ 7.9 million (R$ 1.9 million of which in selling expenses and R$ 6.0 million in G&A expenses), growth would come to 9.6% . It is also worth emphasizing that the upturn was well below the period sales increase.

Total operating expenses, including taxes and charges, represented 18.9% of net sales, below the 19.0% target established in the 2008 guidance. This ratio has remained stable since 1Q08, underlining the Company’s consistent cost controls and the continuity of the process overhaul.

EBITDA margin of 8.1% EBITDA performance fueled by gross profit growth and improved cost controls

(R$ million)(1)	3Q08	3Q07	Chg.	9M08 Pro-forma	9M07	Chg.
EBITDA	357.2	238.3	49.9%	961.7	701.0	37.2%
EBITDA Margin - %	8.1%	6.8%	130 bps(2)	7.5%	6.6%	90 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

Third-quarter EBITDA totaled R$ 357.2 million, 49.9% up on the R$ 238.3 million recorded in 3Q07. The EBITDA margin reached 8.1%, versus 6.8% in 3Q07, an increase of 130 bps due to the higher gross margin and the maintenance of cost controls.

In the pro-forma comparison (which excludes the 3Q07 restructuring costs) EBITDA growth came to 45.1%, and if we exclude the Assai effect, the EBITDA margin stood at 8.3% .

In the first nine months, pro-forma EBITDA (excluding the restructuring costs) totaled R$ 961.7 million, 37.2% up year-on-year, accompanied by a pro-forma EBITDA margin of 7.5%, 90 bps more than the 6.6% recorded in the same period last year, in line with our 2008 guidance target of between 7.5% and 8.0% .

Financial Result Net financial result in line with the previous quarter

(R$ million)(1)	3Q08	3Q07	Chg.	9M08	9M07	Chg.
Financ. Revenue	72.2	69.1	4.5%	201.9	205.3	-1.7%
Financ. Expenses	(153.7)	(122.8)	25.2%	(430.5)	(373.0)	15.4%

Net Financial Income	(81.5)	(53.7)	51.7%	(228.6)	(167.6)	36.4%

(1) Totals may not tally as the figures are rounded off

Financial revenue grew 4.5% year-on-year to R$ 72.2 million. Although the Company has maintained a greater average volume of cash invested at higher average rates than in 2007, this was offset by reduced revenue from installment sales (influence of promotional interest-free installment plans).

Financial expenses totaled R$ 153.7 million, 25.2% up on 3Q07, primarily due to the impact of increased interest rates on a higher gross debt and the restatement of reserves for contingencies.

As a result, the net financial result was R$ 81.5 million negative, in line with the negative R$ 81.0 million in the previous quarter.

The last-12-month net debt/EBITDA ratio closed the quarter at 0.94x, better than the annual target of 1x.

At the beginning of the year, Grupo Pão de Açúcar took several important decisions to mitigate the effects of a possible deterioration in the financial markets, including:

  Anticipating funding and substantially strengthening its cash position;

  Investing in improving efficiency and results by substantially reducing expenses and intensifying commercial actions, resulting in increased sales and gains in market share;

  Implementing initiatives to minimize working capital needs, mainly by reducing inventories of low-turnover products (slow movers);

  Reducing 2008 CAPEX, combined with a new decision-making process for investments, which is exceptionally rigorous in regard to the returns on invested capital required for each project.

As a result, the Company closed the quarter with a cash position of R$ 1.4 billion, all of which is invested in fixed income with major financial institutions in Brazil with good liquidity and at higher rates (% of the CDI) than our average debt rate.

There will be no relevant changes in this cash position until the end of the year and, given the low level of maturities in 2009, it should remain high over the coming quarters.

The debt profile is long-term, with an average maturity of around 800 days.

It is also worth emphasizing that the Company is not exposed to any foreign-exchange risk, both in regard to its debt transactions and its financial investments. The only derivatives it possesses are:

  Swap operations whereby 100% of the foreign-currency debt or the existing balance of the debt indexed to the Brazilian Development Bank (BNDES) currency basket is hedged by an equal volume with the same repayment schedule, transforming the debt into percentage of CDI in reais.

  Swap of the interest on the 6th debenture issue (CDI + 0.5%) for 104.96% of the CDI.

In addition, given the current operational and investment prospects, there will be no need for additional funding in 2009, showing that the company is prepared if the credit crunch continues for a longer period.

Equity Income The result reflects FIC’s strategy in private label and co-branded cards

In the third quarter of 2008, FIC (Financeira Itaú CBD) recorded a 14.2% share of the Group’s total sales, with 5.9 million clients and a receivables portfolio of R$ 1.4 billion.

It generated a negative equity income of R$ 199,0 thousand, a substantial improvement over the negative R$ 9.9 million reported in 3Q07. The quarterly performance was in line with expectations and reflected FIC’s strategy of prioritizing the sale of private label and co-branded cards. Card growth was 85% higher than in 3Q07 and represented the highest volume of cards sold in a single quarter.

This strategy will bring important results in the coming quarters and we expect a positive contribution in 4Q08.

Minority Interest: Sendas Distribuidora 3Q08 EBITDA moves up 141.5% year-on-year

Sendas Distribuidora recorded gross sales of R$ 801.6 million in 3Q08, equivalent to 15.9% of the Group total, while net sales came to R$ 698.1 million.

The third-quarter gross margin stood at 28.6%, 190 bps up on 3Q07, and gross profit totaled R$ 199.9 million, a 13.6% year-on-year increase.

Operating expenses (SG&A expenses) represented 19.5% of net sales, a significant 260 bps reduction on the third quarter of 2007.

Consequently, the period EBITDA margin stood at 8.0%, versus 3.5% in 3Q07, the best Sendas performance since the operation began in 2004. In absolute terms, 3Q08 EBITDA totaled R$ 55.8 million, 141.5% up year-on-year.

Despite all of the above, Sendas Distribuidora posted a 3Q08 loss of R$ 2.0 million, mainly due to the high financial expenses, which generated a positive minority interest of R$ 840.1 thousand.

Year-to-date EBITDA came to R$ 137.5 million, 204.1% higher than in the first nine months of 2007, while the EBITDA margin increased by 420 bps, from 2.2% in the 9M07, to 6.4% . This considerable improvement was due to the 110 bps increase in the gross margin and the 310 bps reduction in expenses.

Minority Interest: Assai Atacadista Gross margin widens by 260 bps over 2Q08

Assai recorded gross sales of R$ 347.8 million in 3Q08, equivalent to 6.9% of total Group sales. Net sales totaled R$ 305.9 million. Gross profit stood at R$ 50.1 million, with a gross margin of 16.4%, 260 bps higher than in the previous quarter, thanks to more advantageous negotiations with suppliers and a reduction in shrinkage.

Operating expenses came to 11.5% of net sales in the quarter. This result was expected, reflecting the Company’s first-half investments in increased competitiveness, which generated gains in market share and higher sales, diluting operating expenses. Third-quarter EBITDA totaled R$ 15.1 million, with a margin of 4.9%, and year-to-date EBITDA came to R$ 26.7 million, with a margin of 3.1% .

Net income totaled R$ 7.5 million, generating a negative minority interest of R$ 3.0 million.

EBIT grows by 353.7% over 3Q07

(R$ million)(1)	3Q08	3Q07	Chg.	9M08 Pro-forma	9M07	Chg.

Income before Income Tax	124.1	27.4	353.7%	284.5	96.1	196.0%

(1) Totals may not tally as the figures are rounded off

Third-quarter EBIT (earnings before income tax) totaled R$ 124.1 million, 353.7% up year-on-year, mainly due to the improvement in the gross margin and consistent cost controls resulting from the Company’s ongoing process overhaul.

Year-to-date pro-forma EBIT stood at R$ 284.5 million, almost three times more than the R$ 96.1 million recorded in 3Q07.

Net Income Net income records year-on-year growth of 137.8%

(R$ million)(1)	3Q08	3Q07	Chg.	9M08 Pro-forma	9M07	Chg.
Net Income	82.5	34.7	137.8%	196.3	98.2	99.8%
Net Margin - %	1.9%	1.0%	90 bps(2)	1.5%	0.9%	60 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The Group posted a third-quarter net income of R$ 82.5 million, 137.8% up year-on-year, primarily fueled by substantial sales growth and the continuing cost controls, which resulted in a significant improvement in the operating performance.

Pro-forma net income in the first nine months came to R$ 196.3 million, 99.8% more than in 9M07.

It is worth noting that net income is jeopardized by non-cash expenses. If these accounts are excluded, net income (cash concept) would amount to R$ 107.4 million in the quarter and R$ 270.3 million year-to-date.

(R$ million)(1)	3Q08	9M08 Pro-forma

Net Income	82.5	196.3

Amortization of Goodwill(3)	24.9	74.0

Adjusted Net Income	107.4	270.3

(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Net of Income Tax

Investments totaled R$ 107.0 million in the quarter

Third-quarter investments totaled R$ 107.0 million and R$ 330.8 million year-to-date, versus R$ 648.3 million in 9M07.

Seven new stores were opened in the quarter: three convenience stores (Extra Fácil), two Extra stores (one Extra hypermarket and one compact hypermarket) and two Assai stores.

The main quarterly highlights were:

  R$ 73.2 million in the opening and construction of new stores and the acquisition of sites;

  R$ 23.5 million in store renovation;

  R$ 10.3 million in infrastructure (technology and logistics).

Twelve stores currently under construction (one CompreBem, six Extra Fácil and five Assai) will be opened in the final quarter and another 5 stores will be converted into Assai stores.

Since the beginning of the year, 12 new stores have opened and one CompreBem store was converted into an Assai store.

The information in the tables below has not been reviewed by the independent auditors.

Consolidated Income Statement - Corporate Law Method (R$ thousand)

Pro-forma

	3rd Quarter			9 Months

	2008	2007	%	2008 Pro-forma	2007	%

Gross Sales Revenue	5,055,600	4,131,726	22.4%	14,934,408	12,505,135	19.4%
Net Sales Revenue	4,407,007	3,496,520	26.0%	12,890,429	10,574,118	21.9%
Cost of Goods Sold	(3,217,240)	(2,493,541)	29.0%	(9,482,036)	(7,592,952)	24.9%
Gross Profit	1,189,767	1,002,979	18.6%	3,408,393	2,981,166	14.3%
Selling Expenses	(679,314)	(617,261)	10.1%	(1,998,350)	(1,850,998)	8.0%
General and Administrative Expenses	(125,275)	(124,669)	0.5%	(368,264)	(358,949)	2.6%
Operating Exp. (before Taxes and Charges)	(804,589)	(741,930)	8.4%	(2,366,614)	(2,209,947)	7.1%
Taxes and Charges	(27,988)	(22,732)	23.1%	(80,109)	(70,263)	14.0%
Total Operating Expenses	(832,577)	(764,662)	8.9%	(2,446,723)	(2,280,210)	7.3%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	357,190	238,317	49.9%	961,670	700,956	37.2%
Depreciation	(109,824)	(99,289)	10.6%	(325,115)	(297,194)	9.4%
Amortization of intangible	(37,348)	(42,726)	-12.6%	(109,090)	(96,308)	13.3%
Amortization of deferred	(3,797)	(3,208)	18.4%	(11,373)	(9,683)	17.5%
Earnings before interest and taxes
- EBIT	206,221	93,094	121.5%	516,092	297,771	73.3%
Financial Income	72,167	69,080	4.5%	201,900	205,349	-1.7%
Financial Expenses	(153,691)	(122,804)	25.2%	(430,531)	(372,956)	15.4%
Net Financial Income (Expense)	(81,524)	(53,724)	51.7%	(228,631)	(167,607)	36.4%
Equity Income/Loss	(199)	(9,867)	-98.0%	2,392	(26,604)	-
Operating Result	124,498	29,503	322.0%	289,853	103,560	179.9%
Nonoperating Result	(376)	(2,144)	-82.5%	(5,355)	(7,446)	-28.1%
Income Before Income Tax	124,122	27,359	353.7%	284,498	96,114	196.0%
Income Tax	(35,581)	17,038		(79,407)	(27,729)	186.4%
Income Before Minority Interest	88,541	44,397	99.4%	205,091	68,385	199.9%
Minority Interest	(2,167)	(6,094)	-64.4%	2,229	40,642	-94.5%
Income Before Profit Sharing	86,374	38,303	125.5%	207,320	109,027	90.2%
Employees' Profit Sharing	(3,861)	(3,600)	7.3%	(11,061)	(10,800)	2.4%
Net Income	82,513	34,703	137.8%	196,259	98,227	99.8%
Net Income per share	0.3507	0.1524	130.1%	0.8343	0.4313	93.5%
# of shares (in thousand)	235,249	227,771	3.3%	235,249	227,771	3.3%
Net Income excluded amortization of goodwill	107,432	62,975	70.6%	270,297	161,979	66.9%
Net Income per share excluded amortization of goodwill	0.4567	0.2765	65.2%	1.1490	0.7111	61.6%

% of net sales	3Q08	3Q07		9M08	9M07

Gross Profit	27.0%	28.7%		26.4%	28.2%
Selling Expenses	-15.4%	-17.7%		-15.5%	-17.5%
General and Administrative Expenses	-2.8%	-3.6%		-2.9%	-3.4%
Operating Exp. (before Taxes and Charges)	-18.3%	-21.2%		-18.4%	-20.9%
Taxes and Charges	-0.6%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.9%	-21.9%		-19.0%	-21.6%
EBITDA	8.1%	6.8%		7.5%	6.6%
Depreciation	-2.5%	-2.8%		-2.5%	-2.8%
Amortization of intangible	-0.9%	-1.2%		-0.8%	-0.9%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	4.7%	2.7%		4.0%	2.8%
Net Financial Income (Expense)	-1.9%	-1.5%		-1.8%	-1.6%
Nonoperating Result	0.0%	-0.1%		0.0%	-0.1%
Income Before Income Tax	2.8%	0.8%		2.2%	0.9%
Income Tax	-0.8%	0.5%		-0.6%	-0.3%
Minority Interest/Employees' Profit Sharing	-0.1%	-0.3%		-0.1%	0.3%
Net Income	1.9%	1.0%		1.5%	0.9%
Net Income excluded amortization of goodwill	2.4%	1.8%		2.1%	1.5%

Consolidated Income Statement - Corporate Law Method (R$ thousand)

As Reported

	3rd Quarter			9 Months

	2008	2007	%	2008	2007	%

Gross Sales Revenue	5,055,600	4,131,726	22.4%	14,934,408	12,505,135	19.4%
Net Sales Revenue	4,407,007	3,496,520	26.0%	12,890,429	10,574,118	21.9%
Cost of Goods Sold	(3,217,240)	(2,493,541)	29.0%	(9,482,036)	(7,592,952)	24.9%
Gross Profit	1,189,767	1,002,979	18.6%	3,408,393	2,981,166	14.3%
Selling Expenses	(679,314)	(617,261)	10.1%	(2,007,030)	(1,850,998)	8.4%
General and Administrative Expenses	(125,275)	(124,669)	0.5%	(382,571)	(358,949)	6.6%
Operating Exp. (before Taxes and Charges)	(804,589)	(741,930)	8.4%	(2,389,601)	(2,209,947)	8.1%
Taxes and Charges	(27,988)	(22,732)	23.1%	(80,109)	(70,263)	14.0%
Total Operating Expenses	(832,577)	(764,662)	8.9%	(2,469,710)	(2,280,210)	8.3%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	357,190	238,317	49.9%	938,683	700,956	33.9%
Depreciation	(109,824)	(99,289)	10.6%	(325,115)	(297,194)	9.4%
Amortization of intangible	(37,348)	(42,726)	-12.6%	(109,090)	(96,308)	13.3%
Amortization of deferred	(3,797)	(3,208)	18.4%	(11,373)	(9,683)	17.5%
Earnings before interest and taxes
- EBIT	206,221	93,094	121.5%	493,105,	297,771	65.6%
Financial Income	72,167	69,080	4.5%	201,900	205,349	-1.7%
Financial Expenses	(153,691)	(122,804)	25.2%	(430,531)	(372,956)	15.4%
Net Financial Income (Expense)	(81,524)	(53,724)( , )	51.7%	(228,631)	(167,607)	36.4%
Equity Income/Loss	(199)	(9,867)	-98.0%	2,392	(26,604)	-
Operating Result	124,498	29,503	322.0%	266,866	103,560	157.7%
Nonoperating Result	(376)	(2,144)	-82.5%	(5,355)	(7,446)	-28.1%
Income Before Income Tax	124,122	27,359	353.7%	261,511	96,114	172.1%
Income Tax	(35,581)	17,038		(73,660)	(27,729)	165.6%
Income Before Minority Interest	88,541	44,397	99.4%	187,851	68,385	174.7%
Minority Interest	(2,167)	(6,094)	-64.4%	2,229	40,642	-94.5%
Income Before Profit Sharing	86,374	38,303	125.5%	190,080	109,027	74.3%
Employees' Profit Sharing	(3,861)	(3,600)	7.3%	(11,061)	(10,800)	2.4%
Net Income	82,513	34,703	137.8%	179,019	98,227	82.3%
Net Income per share	0.3507	0.1524	130.1%	0.7610	0.4313	76.5%
# of shares (in thousand)	235,249	227,771	3.3%	235,249	227,771	3.3%
Net Income excluded amortization of goodwill	107,432	62,975	70.6%	253,057	161,979	56.2%
Net Income per share excluded amortization of goodwill	0.4567	0.2765	65.2%	1.0757	0.7111	51.3%

% of net sales	3Q08	3Q07		9M08	9M07

Gross Profit	27.0%	28.7%		26.4%	28.2%
Selling Expenses	-15.4%	-17.7%		-15.6%	-17.5%
General and Administrative Expenses	-2.8%	-3.6%		-3.0%	-3.4%
Operating Exp. (before Taxes and Charges)	-18.3%	-21.2%		-18.5%	-20.9%
Taxes and Charges	-0.6%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.9%	-21.9%		-19.2%	-21.6%
EBITDA	8.1%	6.8%		7.3%	6.6%
Depreciation	-2.5%	-2.8%		-2.5%	-2.8%
Amortization of intangible	-0.9%	-1.2%		-0.8%	-0.9%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	4.7%	2.7%		3.8%	2.8%
Net Financial Income (Expense)	-1.9%	-1.5%		-1.8%	-1.6%
Nonoperating Result	0.0%	-0.1%		0.0%	-0.1%
Income Before Income Tax	2.8%	0.8%		2.0%	0.9%
Income Tax	-0.8%	0.5%		-0.6%	-0.3%
Minority Interest/Employees' Profit Sharing	-0.1%	-0.3%		-0.1%	0.3%
Net Income	1.9%	1.0%		1.4%	0.9%
Net Income excluded amortization of goodwill	2.4%	1.8%		2.0%	1.5%

Consolidated Balance Sheet - Corporate Law Method (R$ thousand)

ASSETS	09/30/2008	06/30/2008

Current Assets	5,243,208	5,104,682
Cash and banks	171,694	104,566
Marketable securities	1,265,630	1,190,731
Credit	500,669	368,931
Credit sales with post-dated checks	33,362	37,610
Credit cards	408,775	279,519
Sales vouchers and others	65,194	56,893
Allowance for doubtful accounts	(6,662)	(5,091)
Resulting from commercial agreements	325,807	320,941
Accounts receivable - PAFIDC	753,912	933,112
Inventories	1,514,993	1,531,583
Recoverable taxes	437,214	385,858
Deferred income tax	110,451	112,405
Prepaid expenses and others	162,838	156,555
Noncurrent Assets	7,705,490	7,864,534
Long-Term Assets	2,079,055	2,193,694
Trade accounts receivable	370,084	370,352
Recoverable taxes	136,543	133,511
Deferred income and social contribution taxes	1,022,440	1,046,335
Amounts receivable from related parties	263,441	260,285
Judicial deposits	230,043	321,909
Others	56,504	61,302
Permanent Assets	5,626,435	5,670,840
Investments	113,379	113,578
Property and equipment	4,812,632	4,815,695
Intangible assets	631,744	669,090
Deferred charges	68,680	72,477

TOTAL ASSETS	12,948,698	12,969,216

LIABILITIES	09/30/2008	06/30/2008

Current Liabilities	2,761,210	2,816,143
Accounts payables to suppliers	1,819,037	1,839,392
Loans and financing	380,464	361,838
Recallable fund quotas - PAFIDC	-	-
Debentures	8,573	29,129
Payroll and related charges	237,811	200,163
Taxes and social contributions payable	78,510	69,704
Dividends proposed	55	882
Financing for purchase of fixed assets	28,707	37,839
Rents	35,318	33,112
Others	172,735	244,084
Long-Term Liabilities	4,651,245	4,702,221
Loans and financing	1,450,309	1,437,194
Recallable fund quotas - PAFIDC	899,500	870,202
Debentures	779,650	779,650
Taxes payable in installments	214,097	225,286
Provision for contingencies	1,230,773	1,302,572
Others	76,916	87,317

Minority Interest	105,300	103,133

Shareholder's Equity	5,430,943	5,347,719
Capital	4,450,725	4,450,014
Capital reserves	517,331	517,331
Revenue reserves	462,887	380,374

TOTAL LIABILITIES	12,948,698	12,969,216

Consolidated Cash Flows - Corporate Law Method (R$ thousand)

	September 30

Cash flow from operating activities	2008	2007

Net income for the period	179,019	98,227
Adjustment to reconcile net income
Deferred income tax	(29,575)	(4,895)
Residual value of permanent asset disposals	5,458	9,316
Net gains from ownership dilution	-	-
Depreciation and amortization	445,578	403,185
Interest and monetary variations, net of payments	159,654	(132,690)
Equity Income results	(2,392)	26,604
Provision for contingencies	88,044	52,517
Provisions for fixed assets write-off and losses	(40)	2,024
Provision for amortization of goodwill	80,533	-
Minoritary interest	(2,229)	(40,642)

	924,050	413,646

(Increase) decrease in assets
Accounts receivable	237,830	210,268
Inventories	19,249	63,636
Recoverable Taxes	(47,116)	(2,085)
Other assets	(36,822)	(47,767)
Related parties	4,226	6,246
Judicial deposits	(8,775)	(34,656)

	168,592	195,642

Increase (decrease) in liabilities
Suppliers	(505,938)	(527,395)
Payroll and related charges	64,758	23,028
Income and Social contribution taxes payable	(118,424)	(70,280)
Other accounts payable	(143,182)	41,353

	(702,786)	(533,294)

Net cash flow generated (used) by operating activities	389,856	75,994

	September 30

	2008	2007

Net cash from investing activities
Net cash from the incorporation of subsidiaries	-	-
Amortization of PAFIDC quotas	-	-
Acquisition of enterprises	-	-
Increase of investments	-	(49,350)
Acquisition of property and equipment	(318,036)	(668,368)
Increase in intangible assets	(10)	(9,475)
Increase in deferred assets	(2,877)	(4,542)
Sales of property and equipment	3,278	-

Net cash flow generated (used) in investing activities	(317,645)	(731,735)

Cash flow from financing activities
Capital Increase	88,196	6,445
Increase of minority interest
Capital Reserve	-	-
Financing	-	-
Funding and Refinancing	744,098	1,633,149
Payments	(481,284)	(1,484,542)
Dividend payments	(50,029)	(20,312)

Net cash flow generation (expenditure) in financing activities	300,981	134,740

Net increase (decrease) in cash and cash equivalents	373,192	(524,725)

Cash, banks and marketable securities at end of the period	1,437,324	756,786
Cash, banks and marketable securities at beginning of the period	1,064,132	1,281,511

Changes in cash and cash equivalents	373,192	(524,725)

Cash flow suplemental information
Interest paid on loans and financing	202,135	407,901

Gross Sales per Format (R$ thousand)

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,900,171	19.2%	1,852,796	22.1%	2.6%
Extra*	4,996,562	50.6%	4,308,101	51.5%	16.0%
CompreBem	1,501,182	15.2%	1,414,109	16.9%	6.2%
Extra Eletro	172,254	1.8%	151,882	1.8%	13.4%
Sendas**	675,732	6.8%	646,521	7.7%	4.5%
Assai	632,907	6.4%	-	-	-

Grupo Pão de Açúcar	9,878,808	100.0%	8,373,409	100.0%	18.0%

3rd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	958,123	19.0%	910,424	22.0%	5.2%
Extra*	2,552,333	50.5%	2,136,725	51.8%	19.5%
CompreBem	673,648	13.3%	690,196	16.7%	-2.4%
Extra Eletro	87,123	1.7%	74,394	1.8%	17.1%
Sendas**	436,618	8.6%	319,988	7.7%	36.4%
Assai	347,755	6.9%	-	-	-

Grupo Pão de Açúcar	5,055,600	100.0%	4,131,726	100.0%	22.4%

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar	2,858,294	19.1%	2,763,220	22.1%	3.4%
Extra*	7,548,895	50.6%	6,444,826	51.6%	17.1%
CompreBem	2,174,830	14.6%	2,104,305	16.8%	3.4%
Extra Eletro	259,377	1.7%	226,276	1.8%	14.6%
Sendas**	1,112,350	7.4%	966,509	7.7%	15.1%
Assai	980,662	6.6%	-		-

Grupo Pão de Açúcar	14,934,408	100.0%	12,505,135	100.0%	19.4%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,627,066	19.2%	1,557,853	22.0%	4.4%
Extra*	4,271,479	50.3%	3,627,378	51.3%	17.8%
CompreBem	1,302,990	15.4%	1,202,966	17.0%	8.3%
Extra Eletro	136,690	1.6%	120,369	1.7%	13.6%
Sendas**	597,174	7.0%	569,032	8.0%	4.9%
Assai	548,023	6.5%	-	-	-

Grupo Pão de Açúcar	8,483,422	100.0%	7,077,598	100.0%	19.9%

3rd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	838,162	19.0%	766,241	21.9%	9.4%
Extra*	2,211,845	50.2%	1,803,021	51.6%	22.7%
CompreBem	597,296	13.6%	586,802	16.8%	1.8%
Extra Eletro	69,556	1.6%	59,485	1.7%	16.9%
Sendas**	384,267	8.7%	280,971	8.0%	36.8%
Assai	305,881	6.9%	-	-	-

Grupo Pão de Açúcar	4,407,007	100.0%	3,496,520	100.0%	26.0%

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar	2,465,228	19.1%	2,324,094	22.0%	6.1%
Extra*	6,483,324	50.3%	5,430,399	51.4%	19.4%
CompreBem	1,900,286	14.7%	1,789,768	16.9%	6.2%
Extra Eletro	206,246	1.6%	179,854	1.7%	14.7%
Sendas**	981,441	7.6%	850,003	8.0%	15.5%
Assai	853,904	6.6%	-	-	-

Grupo Pão de Açúcar	12,890,429	100.0%	10,574,118	100.0%	21.9%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2008			2007

	1st Half	3rd Quarter	9 Months	1st Half	3rd Quarter	9 Months

Cash	50.1%	50.0%	50.1%	50.4%	49.9%	50.2%
Credit Card	40.6%	40.9%	40.7%	39.2%	40.3%	39.6%
Food Voucher	7.6%	7.7%	7.6%	7.8%	7.7%	7.7%
Credit	1.7%	1.4%	1.6%	2.6%	2.1%	2.5%
Post-dated Checks	1.2%	1.0%	1.1%	1.6%	1.5%	1.6%
Installment Sales	0.5%	0.4%	0.5%	1.0%	0.6%	0.9%

Stores by Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened	1						4		5
Closed				(4)			(1)		(5)
Converted				(1)				1	-

06/30/2008	154	91	42	173	62	15	22	16	575	1,328,884	65,781

Opened		2					3	2	7
Closed	(1)								(1)
Converted	-6 (a)	10 (b)		+6 -14 (c)	14	(10)			-

09/30/2008	147	103	42	165	76	5	25	18	581	1,338,303	67,630

(a) 6 CompreBem stores in the state of Pernambuco which were under the management of Pão de Açúcar banner are now being managed by CompreBem.
(b) 10 Extra Perto stores are now under Extra Hipermercados management.
(c) 14 CompreBem stores in the ABC region which were under the management of CompreBem banner are now being managed by Sendas.

3Q08 Results Conference Call
Wednesday, November 5, 2008

Conference Call in Portuguese with simultaneous translation into English:

8:00 a.m. - New York time | 11:00 a.m. - Brasília Time

Dial-in: +1 (412) 858-4600

Code: Pão de Açúcar

A live webcast is available on the Company’s site: www.gpari.com.br/eng. The replay can be accessed after the end of the Call by dialing +55 (11) 4688-6312; Code: 348.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: +55 (11) 3529-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: mz.gpa@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: http://www.gpari.com.br/eng

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 04, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.